SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 8-A/A
Amendment No. 2

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Regal-Beloit Corporation
(Exact name of registrant as specified in its charter)

Wisconsin	39-0875718
(State of incorporation	(IRS Employer
or organization)	Identification No.)

200 State Street, Beloit, Wisconsin	53511-6254
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Share Purchase Rights	American Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [  ]

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

        This Form 8-A/A (Amendment No. 2) is filed by REGAL-BELOIT Corporation (the “Company”) to amend and restate Item 1 of the Form 8-A filed by the Company on January 31, 2000, as amended by Form 8-A/A (Amendment No. 1) filed by the Company on November 18, 2004, and to file the exhibits listed under Item 2 to reflect the adoption of certain amendments to the Company’s Rights Agreement, dated January 28, 2000, between the Company and EquiServe Trust Company, N.A. (as successor Rights Agent to BankBoston, N.A.).

Item 1.    Description of Registrant's Securities to be Registered.

        On January 28, 2000, the Board of Directors of REGAL-BELOIT Corporation (the “Company”) declared a dividend of one common share purchase right (a “Right”) for each outstanding share of common stock, $.01 par value, of the Company (the “Common Shares”). The dividend was paid on February 25, 2000 to the shareholders of record on that date (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one-half of one Common Share, at a price of $60 per Common Share (equivalent to $30 for each one-half of a Common Share), subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement, dated January 28, 2000, as amended by the First Amendment to Rights Agreement (“First Amendment”), dated as of June 11, 2002, the Second Amendment to Rights Agreement (“Second Amendment”), dated as of November 12, 2004, and Third Amendment to Rights Agreement (“Third Amendment”), dated as of December 31, 2004 (as so amended, the “Rights Agreement”), between the Company and EquiServe Trust Company, N.A. (as successor Rights Agent to BankBoston, N.A.) (the “Rights Agent”). Any capitalized term used herein but not otherwise defined shall have the meaning ascribed to such term in the Rights Agreement.

        Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company, a subsidiary of the Company, an employee benefit plan of the Company or a subsidiary) (an “Acquiring Person”) has acquired beneficial ownership of 15% (20% in the case of General Electric Company and its subsidiaries (collectively, “General Electric”)) or more of the outstanding Common Shares (the “Shares Acquisition Date”); provided, however, that the exception provided to General Electric shall cease to apply from and after the first time General Electric ceases to be a beneficial owner of at least 15% of the outstanding Common Shares; or (ii) 10 business days (or such later date as may be determined by action of the Company’s Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than the Company, a subsidiary of the Company or an employee benefit plan of the Company or a subsidiary) of 15% or more of such outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

        The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on January 28, 2010 (the “Final Expiration Date”), unless the Rights are earlier redeemed or exchanged by the Company, or the Rights Agreement is amended, in each case as described below.

        The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares; (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price less than the then current market price of the Common Shares; or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

        The number of outstanding Rights and the number of Common Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

        In the event that any person becomes an Acquiring Person (a “Flip-In Event”), holders of Rights will thereafter generally have the right to receive upon exercise that number of Common Shares (or, in certain circumstances cash, property or other securities of the Company or a reduction in the Purchase Price) having a market value of two times the then current Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a Flip-In Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently become beneficially owned by an Acquiring Person, related persons and transferees will be null and void.

        In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of its consolidated assets or earning power are sold (the events described in clauses (i) and (ii) are herein referred to as “Flip-Over Events”), proper provision will be made so that holders of Rights will (subject to the limitations set forth in the Rights Agreement) thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the then current Purchase Price.

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued. In lieu of fractional Common Shares equal to one-half of a Common Share or less, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise. No Rights may be exercised that would entitle the holder thereof to any fractional Common Share greater than one-half of a Common Share unless concurrently therewith such holder purchases an additional fraction of a Common Share, which when added to the number of Common Shares to be received upon such exercise, equals an integral number of Common Shares.

        The Purchase Price is payable by certified check, cashier’s check, bank draft or money order or, if so provided by the Company, the Purchase Price following the occurrence of a Flip-In Event and until the first occurrence of a Flip-Over Event may be paid in Common Shares having an equivalent value.

        At any time after a person becomes an Acquiring Person and prior to the acquisition by any Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

        At any time prior to a person becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        Other than amendments that would change the Redemption Price or move to an earlier date the expiration of the Rights, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 15% to not less than 10%, with appropriate exceptions for any person then beneficially owning a percentage of the number of Common Shares then outstanding equal to or in excess of the new threshold, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

        Each outstanding Common Share on the Record Date received one Right. As long as the Rights are attached to the Common Shares, the Company will issue one Right for each Common Share which becomes outstanding between the Record Date and the Distribution Date so that all such shares will have attached Rights.

        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company prior to the time that the Rights may not be redeemed (as described above) since the Board of Directors may, at its option, at any time until the Shares Acquisition Date redeem all but not less than all the then outstanding Rights at $.001 per Right. The Rights are designed to provide additional protection against abusive takeover tactics such as offers for all shares at less than full value or at an inappropriate time (in terms of maximizing long-term shareholder value), partial tender offers and selective open-market purchases. The Rights are intended to assure that the Company’s Board of Directors has the ability to protect shareholders and the Company if efforts are made to gain control of the Company in a manner that is not in the best interests of the Company and its shareholders.

        Pursuant to the Third Amendment, the Company is required, at such time as the Company’s Board of Directors (or any such appropriate officer of the Company authorized by the Board of Directors) determines appropriate, cause to be reserved and kept available for issuance the number of Common Shares that will be sufficient to permit the exercise in full of all outstanding Rights under the Rights Agreement.

        The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under the Rights Agreement upon 30 days’ notice in writing mailed to the Company and to each transfer agent of the Common Shares and to the holders of the Right Certificates. In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to resign automatically on the effective date of such termination; and any required notice will be sent by the Company. The Company may remove the Rights Agent or any successor Rights Agent upon 30 days’ notice in writing mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Shares and to the holders of the Right Certificates. If the Rights Agent resigns or is removed or otherwise becomes incapable of acting, the Company will appoint a successor to the Rights Agent. Any successor Rights Agent must be a corporation or trust company organized and doing business under the laws of the United States, in good standing, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has individually or combined with an affiliate at the time of its appointment as Rights Agent a combined capital and surplus of at least $100 million dollars. The Rights Agent will not be liable for any delays or failures in performance under the Rights Agreement resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

        The Rights Agreement, the First Amendment, the Second Amendment and the Third Amendment specifying the terms of the Rights are filed as exhibits hereto. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.

Item 2.    Exhibits.

(4.1)	Rights Agreement, dated as of January 28, 2000, between REGAL-BELOIT Corporation and EquiServe Trust Company, N.A. (as successor Trust Agent to BankBoston, N.A.), which includes as Exhibit A thereto the Form of Right Certificate and as Exhibit B thereto the Summary of Rights to Purchase Common Shares [Incorporated by reference to Exhibit 4.1 to REGAL-BELOIT Corporation’s Registration Statement on Form 8-A dated January 28, 2000].

(4.2)	First Amendment to Rights Agreement, dated as of June 11, 2002, between the Company and EquiServe Trust Company, N.A. [Incorporated by reference to Exhibit 4.6 to REGAL-BELOIT Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002].

(4.3)	Second Amendment to Rights Agreement, dated as of November 12, 2004, between the Company and EquiServe Trust Company, N.A. [Incorporated by reference to Exhibit 4.3 to REGAL-BELOIT Corporation’s Form 8-A/A filed on November 18, 2004]

(4.4)	Third Amendment to Rights Agreement, dated as of December 31, 2004, between the Company and EquiServe Trust Company, N.A.

        All exhibits required by the instructions to Item 2 will be supplied to the American Stock Exchange.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

REGAL-BELOIT CORPORATION
Date: January 5, 2005	By: /s/ David A. Barta
David A. Barta
Vice President and Chief Executive Officer

REGAL-BELOIT CORPORATION
FORM 8-A/A
EXHIBIT INDEX

Exhibit Number	Description

(4.1)	Rights Agreement, dated as of January 28, 2000, between Regal-Beloit Corporation and BankBoston, N.A., which includes as Exhibit A thereto the Form of Right Certificate and as Exhibit B thereto the Summary of Rights to Purchase Common Shares.

(4.2)	First Amendment to Rights Agreement, dated as of June 11, 2002, between the Company and EquiServ Trust Company, N.A. [Incorporated by reference to Exhibit 4.6 to REGAL-BELOIT Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002].

(4.3)	Second Amendment to Rights Agreement, dated as of November 12, 2004, between the Company and EquiServ Trust Company, N.A. [Incorporated by reference to Exhibit 4.3 to REGAL-BELOIT Corporation’s Form 8-A/A filed on November 18, 2004]

(4.4)	Third Amendment to Rights Agreement, dated as of December 31, 2004, between the Company and EquiServe Trust Company, N.A.